EXHIBIT 12
MERRILL LYNCH PREFERRED CAPITAL TRUST IV
MERRILL LYNCH PREFERRED FUNDING IV, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DISTRIBUTIONS (UNAUDITED)
(dollars in thousands)

	FOR THE YEAR ENDED December 31, 2012		FOR THE YEAR ENDED December 31, 2011		FOR THE YEAR ENDED December 31, 2010
	MERRILL LYNCH PREFERRED CAPITAL TRUST IV	MERRILL LYNCH PREFERRED FUNDING IV, L.P.	MERRILL LYNCH PREFERRED CAPITAL TRUST IV	MERRILL LYNCH PREFERRED FUNDING IV, L.P.	MERRILL LYNCH PREFERRED CAPITAL TRUST IV	MERRILL LYNCH PREFERRED FUNDING IV, L.P.
Earnings	$29,361	$34,202	$29,361	$34,207	$29,361	$34,206
Fixed charges	$—	$—	$—	$—	$—	$—
Preferred securities distribution requirements	28,480	29,361	28,480	29,361	28,480	29,361
Total combined fixed charges and preferred securities distribution requirements	$28,480	$29,361	$28,480	$29,361	$28,480	$29,361
Ratio of earnings to combined fixed charges and preferred securities distribution requirements	1.03	1.16	1.03	1.17	1.03	1.17